Hogan Lovells US LLP Harbor East 100 International Drive Suite 2000 Baltimore, MD 21202 T +1 410 659 2700 F +1 410 659 2701 www.hoganlovells.com

June 15, 2012

FILED VIA EDGAR

Mr. Jeffrey Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TESARO, Inc. Registration Statement on Form S-1/A Filed May 25, 2012 File No. 333-180309

Dear Mr. Riedler:

On behalf of TESARO, Inc. (the “Company”), this letter is in response to your letter of comment, dated June 14, 2012, to Mr. Leon O. Moulder, relating to Company’s Registration Statement on Form S-1, as amended (File No. 333-180309) (the “Registration Statement”), and the Company’s correspondence dated June 12, 2012 and June 13, 2012.

On behalf of the Company, we respectfully submit the following responses with respect to each comment contained in the June 14, 2012 letter. For ease of reference, each of the Staff’s comments is set forth in italic type immediately before the corresponding response submitted on behalf of the Company.

FORM S-1

Risk Factor

“The estimated price range for this offering is significantly greater per share than our estimate of the fair market value of our common stock as of May 31, 2012.”

1.               With respect to the proposed risk factor you included in the correspondence letter you filed on June 13, 2012 at 9:56 pm, please revise your disclosure in this risk factor to include a statement specifically stating that the estimate of fair value of your common stock as of May 31, 2012 was not a factor in setting the estimated price range for this offering as set forth on the cover page of your prospectus. Similarly, please expand your disclosure regarding your determination of offering price on page 158-159.

In response to the Staff’s comment, in the next amendment to the Registration Statement the Company will revise this risk factor to read as follows (additional disclosure underlined for your reference):

Hogan Lovells US LLP is a limited liability partnership registered in the District of Columbia.  “Hogan Lovells” is an international legal practice that includes Hogan Lovells US LLP and Hogan Lovells International LLP, with offices in:  Abu Dhabi   Alicante   Amsterdam   Baltimore   Beijing   Berlin   Brussels   Caracas   Colorado Springs   Denver   Dubai   Dusseldorf   Frankfurt   Hamburg   Hanoi   Ho Chi Minh City   Hong Kong   Houston   London   Los Angeles   Madrid   Miami   Milan   Moscow   Munich   New York   Northern Virginia   Paris   Philadelphia   Prague   Rome   San Francisco   Shanghai   Silicon Valley   Singapore   Tokyo   Ulaanbaatar   Warsaw   Washington DC   Associated offices: Budapest   Jakarta   Jeddah   Riyadh   Zagreb.  For more information see www.hoganlovells.com

The estimated price range for this offering is significantly greater per share than our estimate of the fair market value of our common stock as of May 31, 2012.

We periodically conduct valuations of our common stock to be used for the measurement of stock-based compensation expense.  See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Stock-Based Compensation” for a discussion of these valuations.  As of May 31, 2012, we estimated that the fair value of our common stock was $2.45 per share.  The estimated price range for this offering, as set forth on the cover page of this prospectus, is significantly greater than this estimate.  The estimated price range for this offering was not derived using a formal determination of fair value, but was determined by negotiation between us and the underwriters.  The estimate of fair value of our common stock as of May 31, 2012 was not a factor in setting the estimated price range for this offering. Among the factors that were considered in setting this range were the following:

•                  an analysis of the typical valuation ranges seen in initial public offerings for companies in our industry for the last two years;

•                  the general condition of the securities markets and the recent market prices of, and the demand for, publicly-traded common stock of generally comparable companies;

•                  the public trading market for pre-commercial biotechnology companies such as us; and

•                  demand for our common stock to support an offering of the size contemplated by this prospectus.

Investors should be aware that the estimated price range for this offering is significantly greater than our estimate of the fair value of our common stock as of May 31, 2012.  Investors are cautioned that the estimated price range does not necessarily represent the fair value of our common stock, but rather reflects an estimate of the offer price determined in consultation with the underwriters.  Furthermore, we cannot assure you that the price at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our shares will develop and continue after this offering.

In addition, the Company will similarly expand its disclosure regarding the determination of the offering price on pages 158-159 of the Registration Statement to read as follows:

Determination of Offering Price

Prior to this offering, there has been no public market for our shares. As of May 31, 2012, we estimated that the fair value of our common stock was $2.45 per share.  The estimated price range for this offering, as set forth on the cover page of this prospectus, is significantly greater than this estimate.  The estimated price range for this offering was not derived using a formal determination of fair value, but was determined by negotiation between us and the underwriters.  The estimate of fair value of our common stock as of May 31, 2012 was not a factor in setting the estimated price range for this offering. Among the factors that were considered in setting this range were an analysis of the typical valuation ranges seen in initial public offerings for companies in our industry during the last several years, the general condition of the securities markets and the recent market prices of, and the demand for, publicly-traded common stock of generally comparable companies, the public trading market for pre-commercial biotechnology companies, and demand for our common stock to support an offering of the size contemplated by this prospectus.

We cannot assure you, however, that the price at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our shares will develop and continue after this offering.  Furthermore, investors should be aware of the significant difference between the initial public offering price and the prior valuations that we have used for measuring stock based compensation expense.  For a discussion of the factors that may contribute to the difference between the initial offering price and the valuation as of May 31, 2012, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Stock-Based Compensation—Initial Public Offering Price.”

As noted in the Company’s response to comment 2 below, this disclosure will appear as a separately captioned sub-section immediately prior to the sub-section in the underwriting section titled “Notice to Prospective Investors in the European Economic Area.”

Underwriting, page 158

2.               Please include the disclosure relating to determination of offering price in a separately captioned sub-section of the underwriting section. You may include other subsections as you see fit. Alternatively, you may include the disclosure related to the offering price in a separate section indexed in the table of contents.

In response to the Staff’s comment, and as noted above in comment 1, the next amendment to the Registration Statement will include the expanded disclosure set forth in the Company’s response to comment 1 above relating to the determination of an offering price in a separately captioned sub-section in the underwriting section titled “Determination of Offering Price,” which will appear immediately prior to the sub-section titled “Notice to Prospective Investors in the European Economic Area.”

As noted above, the Company proposes to move the paragraph beginning with “Prior to this offering…” on page 158 of the Registration Statement  (as set forth in comment 1 above) to a separately captioned sub-section in the underwriting section, and in its place provide the following disclosure:

Factors considered in determining the initial public offering price include those discussed below under “Determination of Offering Price.” We cannot assure you, however, that the price at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our shares will develop and continue after this offering.

*              *              *

The Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s comment letter.

If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact the undersigned at (410) 659-2778 or Asher M. Rubin at (410) 659-2777.  We thank you in advance for your attention to the above.

Sincerely,

/s/ William I. Intner

William I. Intner

cc:    Leon O. Moulder, TESARO, Inc.

Mary Lynne Hedley, Ph.D., TESARO, Inc.

Richard J. Rodgers, TESARO, Inc.

Nandini Acharya, SEC Staff

Jennifer Riegel, SEC Staff

Sasha Parikh, SEC Staff

Mary Mast, SEC Staff

Asher M. Rubin, Esq., Hogan Lovells US LLP

Patrick A. Pohlen, Esq., Latham & Watkins LLP

Jim Morrone, Esq., Latham & Watkins LLP